Exhibit 99.1

Leading Proxy Advisory Firms, ISS and Glass Lewis, Recommend That Shareholders of Mountain Province and Kennady Vote for the Business Combination

Shareholders Reminded to Vote Prior to April 5, 2018 (proxy submission deadline)

TORONTO, March 22, 2018 /CNW/ - Mountain Province Diamonds Inc. (TSX and NASDAQ: MPVD) ("Mountain Province") and Kennady Diamonds Inc. (TSX-V: KDI) ("Kennady") are pleased to announce that the two leading independent proxy advisory firms that provide voting recommendations to institutional investors (Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis")) have each recommended that shareholders approve the proposed business combination of Mountain Province and Kennady pursuant to which Mountain Province will acquire all of the issued and outstanding common shares of Kennady by way of a statutory plan of arrangement under the Business Corporations Act (Ontario) (the "Arrangement").

Recommendation to Mountain Province Shareholders

ISS and Glass Lewis have recommended that shareholders of Mountain Province vote FOR the ordinary resolution to approve the issuance of Mountain Province shares to be issued to Kennady shareholders, pursuant to the Arrangement (the "Share Issuance Resolution"). Specifically, ISS confirms that, "The proposed arrangement makes strategic sense given that it will result in the addition of significant and wholly-owned diamondiferous resources, while also providing an upside to grow resources. Moreover, the resulting issuer will benefit from complementary assets held by the parties, which will create potential for reduction of pre-production capital expenditures, transportation costs and operating expenses."

Recommendation to Kennady Shareholders

ISS and Glass Lewis have recommended that shareholders of Kennady vote FOR the special resolution to approve the proposed Arrangement. Glass Lewis noted that, "Given the positive elements of the deal, and absent a superior competing offer, we believe that the proposed merger warrants shareholder support".

Additional information concerning the Arrangement and the Share Issuance Resolution can be found in the joint management information circular of Mountain Province and Kennady dated March 5, 2018 (the "Circular"). An electronic copy of the Circular is available on Mountain Province's website at www.mountainprovince.com and on Kennady's website at www.kennadydiamonds.com/investors/mpvd-transaction. The Circular is also available on SEDAR under the issuer profiles of both companies at www.sedar.com.

Mountain Province Meeting

The special meeting of shareholders of Mountain Province is scheduled to be held at 2:30 p.m. (Pacific Standard Time) on Monday, April 9, 2018 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, to approve the Share Issuance Resolution.

Kennady Meeting

The special meeting of shareholders of Kennady is scheduled to be held at 1:00 p.m. (Pacific Standard Time) on Monday, April 9, 2018 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, to approve the Arrangement.

Proxy Submission Deadlines

•	Mountain Province Shareholders: 2:30 p.m. (PST) on Thursday, April 5, 2018.
•	Kennady Shareholders: 1:00 p.m. (PST) on Thursday, April 5, 2018.

Shareholder Questions

Shareholders who have questions or require assistance with voting may contact the proxy solicitation agent of Mountain Province and Kennady, Laurel Hill Advisory Group, at:

North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY The Board of Directors of Mountain Province and Kennady UNANIMOUSLY recommend that Shareholders vote IN FAVOUR of the Arrangement

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

No stock exchange, securities commission or other regulatory authority has approved or disapproved of the information contained herein. This news release is not an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SOURCE Mountain Province Diamonds Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/March2018/22/c3122.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Mr. David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Kennady Diamonds Inc.: Dr. Rory O. Moore, President and CEO, Phone: (416) 640-1111, Email: investors@kennadydiamonds.com

CO: Mountain Province Diamonds Inc.

CNW 18:20e 22-MAR-18